

February 9, 2015

Via E-mail
Jeffrey DeNunzio
President
NL One Corporation
780 Reservoir Avenue
Cranston, RI 02910

> **Re:** **NL One Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 3, 2015**
> **File No. 333-198528**

Dear Mr. DeNunzio:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comments, we may have additional comments.

Prospectus Summary, page 2

1.  Based on your disclosure on page 22, it appears that your provisional patent applications will expire in approximately three months. Please revise the Summary and your risk factor discussion on page 7 to highlight the pending expirations of these provisional applications and discuss whether you will file patent applications prior to the applicable expiration dates for the provisional applications. Please also tell us, and revise to disclose, as applicable, whether there are material risks concerning ownership of the inventions and the existing provisional patent applications in light of (i) conflicting identification of Ms. Harder as both the assignor of and assignee to the inventions (Ex. 10.1) and (ii) identification of Andrew Befumo as the petitioner/applicant on the provisional patent applications as opposed to identification of the company or any of its officers/directors on those applications (Exhibits 99.1 and 99.2).

<u>Executive Compensation, page 24</u>

2.      We note that you have revised the summary compensation table in response to the prior oral comment; however your revised table aggregates the 2014 and 2015 compensation for Messrs. DeNunzio and Moody.  Please revise the table to disclose the FY2014 compensation information for these executives and directors, and any other officers/directors who served during FY2014.  Please also revise to disclose the value of the restricted stock awarded to Messrs. DeNunzio and Moody rather than stating the number of shares granted to them.  Please also add a column to reflect the "Total" compensation paid during the year and revise the sentence above the table to indicate, if true, that the table reflects compensation paid both to executive officers and directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via email):  Adam S. Tracy, Esq.